SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-34821

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Jacksonville Savings Bank 401(k) Profit Sharing Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Jacksonville Bancorp, Inc.
1211 West Morton Road
Jacksonville, IL 62650

Jacksonville Savings Bank 401(k)
Profit Sharing Plan

EIN 37-1323900 PN 003

Accountants’ Report and Financial Statements
December 31, 2011 and 2010

BKDLLP
CPAs & Advisors

Jacksonville Savings Bank 401(k)
Profit Sharing Plan
December 31, 2011 and 2010

[Letterhead of BKD, LLP]

Report of Independent Registered Public Accounting Firm

Trustees
Jacksonville Savings Bank 401(k) Profit Sharing Plan
Jacksonville, Illinois

We have audited the accompanying statements of net assets available for benefits of Jacksonville Savings Bank 401(k) Profit Sharing Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Jacksonville Savings Bank 401(k) Profit Sharing Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying 2011 supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2011 basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

Decatur, Illinois
June 21, 2012

Federal Employer Identification Number:  44-0160260

Jacksonville Savings Bank 401(k)
Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010

Assets

Investments, at Fair Value	$8,509,733	$7,478,940

Liabilities

Return of excess contributions	4,021	—

Net Assets Available for Benefits	$8,505,712	$7,478,940

See Notes to Financial Statements

Jacksonville Savings Bank 401(k)
Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2011 and 2010

	2011	2010

Investment Income
Net appreciation in fair value of investments	$335,803	$565,512
Interest and dividends	176,374	167,408

Net investment income	512,177	732,920

Contributions
Employer	182,833	150,557
Participants	421,891	410,593
Rollovers	26,965	35,374

	631,689	596,524

Total additions	1,143,866	1,329,444

Deductions
Benefits paid to participants	117,094	155,673

Net Increase	1,026,772	1,173,771

Net Assets Available for Benefits, Beginning of Year	7,478,940	6,305,169

Net Assets Available for Benefits, End of Year	$8,505,712	$7,478,940

See Notes to Financial Statements

Jacksonville Savings Bank 401(k)
Profit Sharing Plan
Notes to Financial Statements
December 31, 2011 and 2010

Note 1:	Description of the Plan

The following description of Jacksonville Savings Bank 401(k) Profit Sharing Plan (Plan) provides only general information.  Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the plan administrator.

General

The Plan is a defined contribution plan covering all full-time employees of the Jacksonville Savings Bank (Bank) who have at least one year of service, have completed 1,000 hours of service and are age 21 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to the maximum dollar limit set by law of pre-tax annual compensation, as defined in the Plan.  Employee rollover contributions are also permitted.  The Bank makes a matching contribution calculated as a percentage of the before tax contribution made on behalf of each contributing participant.  The Bank determines the percentage each year.  The Bank elected to match 2011 and 2010 contributions up to 4.0% with a minimum match of $1,000 and 3.5%, respectively, of the eligible compensation of each participant.  The Bank may also, at its sole discretion, contribute to the Plan an amount to be determined from year to year as a profit sharing contribution.  The Bank did not make a profit sharing contribution in 2011 or 2010.

Participant Investment Account Options

Investment account options available include various mutual funds, money market funds, certificates of deposit, and common stock of Jacksonville Bancorp, Inc.  Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Bank’s contribution and plan earnings.  The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Jacksonville Savings Bank 401(k)
Profit Sharing Plan
Notes to Financial Statements
December 31, 2011 and 2010

Vesting

Participants are immediately vested in their voluntary contributions and the Bank’s matching contributions plus earnings thereon.  Vesting in the Bank’s profit sharing contribution portion of their accounts plus earnings thereon is based on years of service.  A person is fully vested after 6 years of continuous service.  Forfeitures are used to reduce the administrative expenses of the Plan.

Payment of Benefits

Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of his account.

Forfeited Accounts

At December 31, 2011 and 2010, the Plan had no forfeited nonvested accounts.

Plan Termination

Although it has not expressed an intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of plan termination, participants will become 100% vested in their accounts.

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Jacksonville Savings Bank 401(k)
Profit Sharing Plan
Notes to Financial Statements
December 31, 2011 and 2010

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments.  Common stock is valued at the closing bid price reported on the active market on which the individual securities are traded.  Mutual and money market funds are valued at the net asset value (NAV) of shares held by the plan at year end.  Certificates of deposit are valued at amortized cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Plan Tax Status

The Plan obtained its latest determination letter on August 30, 2011, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Jacksonville Savings Bank 401(k)
Profit Sharing Plan
Notes to Financial Statements
December 31, 2011 and 2010

Note 3:	Investments

The Plan’s investments are held by a bank-administered trust fund.  The Plan’s investments (including investments bought, sold and held during the year) appreciated in fair value as follows:

	2011
	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year

Mutual funds
Growth funds	$(53,008)	$980,154
Growth and income funds	(72,104)	1,414,354
Equity funds	5,330	346,202
Bond funds	241	23,460
Balanced funds	6,958	1,005,691
Common stock	448,386	2,124,866
Money market fund	—	527,984
Certificates of deposit	—	2,087,022

	$335,803	$8,509,733

Jacksonville Savings Bank 401(k)
Profit Sharing Plan
Notes to Financial Statements
December 31, 2011 and 2010

	2010
	Net Appreciation in Fair Value During Year	Fair Value at End of Year

Mutual funds
Growth funds	$123,189	$1,139,811
Growth and income funds	119,251	1,534,243
Equity funds	24,228	401,665
Bond funds	498	17,694
Balanced funds	79,591	947,496
Common stock	218,755	1,594,347
Money market fund	—	4,590
Certificates of deposit	—	1,839,094

	$565,512	$7,478,940

The fair value of individual investments that represented 5% or more of the Plan’s net assets available for benefits in either year were as follows:

	2011	2010

American Funds Investment Company of America	$519,306	$553,751
American Funds Growth Fund of America	418,901	477,691
American Funds Income Fund of America	329,392	401,665
American Fund Fundamental Investors	398,233	435,470
American Funds American Balanced	458,562	533,303
American Funds Capital World Growth and Income	383,159	437,732
Jacksonville Bancorp, Inc. common stock	2,124,866	1,594,347
Certificates of Deposit	2,087,022	1,839,094
American Funds Money Market Fund	526,802	—

Interest and dividends realized on the Plan’s investments for the year ended 2011 and 2010 were $176,374 and $167,408.

Jacksonville Savings Bank 401(k)
Profit Sharing Plan
Notes to Financial Statements
December 31, 2011 and 2010

Note 4:	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50 percent or more of such an employer, or relatives of such persons.

The Plan’s investments are held in a trust account administered by Jacksonville Savings Bank.  Active participants can purchase the common stock of Jacksonville Bancorp, Inc., the parent of the Bank.  At December 31, 2011 and 2010, participants held 154,536 and 147,899 shares, respectively.

The Plan also holds certificates of deposit with Jacksonville Savings Bank, totaling $2,087,022 and $1,839,094 at December 31, 2011 and 2010, respectively.

The Plan incurs expenses related to general administration and record keeping.  The plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan.

Note 5:	Plan Amendments

Effective December 1, 2011, the Plan document was amended to reflect provisions of the Worker Retiree and Employee Recovery Act (the “WRERA”) and certain other provisions of applicable law and the applicable regulations that are general effective after December 31, 2008 (“Applicable Law”).

Effective January 1, 2010, the Plan document was amended to reflect regulator changes under the Pension Protection Act of 2006 (“PPA”) and the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRAA”).  The restatement of the Plan document was required for compliance purposes and to preserve the Plan’s tax-qualified status.

Note 6:	Fair Value of Plan Assets

ASC Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Topic 820 also specifies a fair value hierarchy which requires a plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets

Jacksonville Savings Bank 401(k)
Profit Sharing Plan
Notes to Financial Statements
December 31, 2011 and 2010

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include common stock, mutual funds and money market funds.  If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  There were no Level 2 securities.  In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.  Level 3 securities include certificates of deposit.

Jacksonville Savings Bank 401(k)
Profit Sharing Plan
Notes to Financial Statements
December 31, 2011 and 2010

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2011 and 2010:

		2011 Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common stock	$2,124,866	$2,124,866	$—	$—
Mutual funds:
Growth funds	980,154	980,154	—	—
Growth and income funds	1,414,354	1,414,354	—	—
Equity funds	346,202	346,202	—	—
Bond funds	23,460	23,460	—	—
Balanced funds	1,005,691	1,005,691	—	—
Money market fund	527,984	527,984	—	—
Certificates of deposit	2,087,022	—	—	2,087,022

	$8,509,733	$6,422,711	$—	$2,087,022

Jacksonville Savings Bank 401(k)
Profit Sharing Plan
Notes to Financial Statements
December 31, 2011 and 2010

		2010 Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common stock	$1,594,347	$1,594,347	$—	$—
Mutual funds:
Growth funds	1,139,811	1,139,811	—	—
Growth and income funds	1,534,243	1,534,243	—	—
Equity funds	401,665	401,665	—	—
Bond funds	17,694	17,694	—	—
Balanced funds	947,496	947,496	—	—
Money market fund	4,590	4,590	—	—
Certificates of deposit	1,839,094	—	—	1,839,094

	$7,478,940	$5,639,846	$—	$1,839,094

Jacksonville Savings Bank 401(k)
Profit Sharing Plan
Notes to Financial Statements
December 31, 2011 and 2010

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying statements of net assets available for benefits using significant unobservable (Level 3) inputs:

Certificates of Deposit

Balance, January 1, 2010	$2,012,381

Total interest income included in net increase in net assets available for benefits	54,847
Purchases	259,830
Redemptions	(487,964)

Balance, December 31, 2010	1,839,094

Total interest income included in net increase in net assets available for benefits	46,710
Purchases	359,965
Redemptions	(158,747)

Balance, December 31, 2011	$2,087,022

Note 7:	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Jacksonville Savings Bank 401(k)
Profit Sharing Plan
EIN 37-1323900 PN 003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2011

Identity of Issuer	Description of Investment	Current Value

Common Stock
Jacksonville Bancorp, Inc.*	154,536 shares	$2,124,866

Mutual Funds
American Funds Investment Company of America *	19,170 shares	519,306
American Funds Growth Fund of America *	14,581 shares	418,901
American Funds Amcap Fund *	14,474 shares	272,548
American Funds Fundamental Investors *	11,253 shares	398,233
American Funds Income Fund of America *	19,653 shares	329,392
American Funds Capital World Growth & Income *	11,929 shares	383,159
American Funds Washington Mutual Fund *	4,002 shares	113,656
American Funds New Perspective Fund *	8,999 shares	235,426
American Funds Bond Fund of America *	1,869 shares	23,460
American Funds Smallcap World Fund *	1,284 shares	42,606
American Funds American Balanced Fund *	25,182 shares	458,562
American Funds Capital Income Builder Fund*	342 shares	16,810
American Funds New World Fund*	231 shares	10,673
American Funds Global Balanced Fund*	710 shares	17,201
American Funds 2010 Target Date *	7,053 shares	63,339
American Funds 2015 Target Date *	5,516 shares	49,696
American Funds 2020 Target Date *	4,174 shares	37,062
American Funds 2025 Target Date *	18,311 shares	161,322
American Funds 2030 Target Date *	9,082 shares	81,376
American Funds 2035 Target Date *	253 shares	2,255
American Funds 2040 Target Date *	11,166 shares	99,934
American Funds 2045 Target Date *	1,016 shares	9,087
American Funds 2050 Target Date *	2,948 shares	25,857
		3,769,861

Certificates of Deposit
Jacksonville Savings Bank*	2.0% - 2.75%	2,087,022

Money Market
American Funds Money Market Fund*	526,802 Units	526,802
Prime Fund Daily Money*	1,182 Units	1,182
		527,984

		$8,509,733

* Represents a party-in-interest to the Plan

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JACKSONVILLE SAVINGS BANK 401(k) PROFIT SHARING PLAN

Date: June 21, 2012	By:	/s/ John D. Eilering
John D. Eilering
Vice President
Jacksonville Savings Bank

EXHIBIT INDEX

Exhibit Number	Document

23.1	Consent of BKD, LLP